EXHIBIT 2-1

DESCRIPTION OF REGISTERED SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value.

All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. errorThe shares presently issued are not subject to any calls or assessments.